                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. 2)


                                  Ultrak, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    903898401
                                 --------------
                                 (CUSIP Number)

                                George K. Broady
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                                 (972) 353-6500
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 7, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)




----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A





CUSIP NO. 903898401                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

        GEORGE K. BROADY
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
        TO  ITEMS 2(d) or 2(e)

        NOT APPLICABLE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           1,875,784
    NUMBER OF        -----------------------------------------------------------
     SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY               0
      EACH           -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                 1,875,784
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875,784
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(b) Principal Business Office and Address: 1301 Waters Ridge Drive, Lewisville, TX 75057.

ITEM 4. PURPOSE OF TRANSACTION

The response set forth in Item 4 of the Schedule 13D is hereby amended and restated as follows:

On October 23, 2001, Mr. Broady entered into a Share Purchase Agreement (the "Agreement") with Niklaus F. Zenger, attached as Exhibit 99.1 to Amendment No. 1 to the Schedule 13D. On November 7, 2001, Messrs. Broady and Zenger entered into an Amendment to the Share Purchase Agreement (the "Amendment"), attached hereto as Exhibit 99.2.

Pursuant to the terms of the Agreement and the Amendment, the receipt of funds by Mr. Broady and the delivery of stock and proxies to Mr. Zenger is contingent on the approval of Issuer's shareholders. Pending such approval, amounts deliverable to Mr. Broady will be paid into an escrow account as follows: (1) $1 million is due from Mr. Zenger immediately upon the SEC approval of the proxy statement relating to the shareholders meeting approving the sale; (2) another $1 million is due from Mr. Zenger on November 30, 2001 or a later date on which the Issuer's shareholders have approved the sale; and (3) the final $1 million is due from Mr. Zenger on December 15, 2001 or a later date on which the Issuer's shareholders have approved the sale.

Once approval of the transaction by Issuer's shareholders has been obtained, all escrowed funds will be disbursed to Mr. Broady in exchange for (1) a voting proxy on 195,351 shares of Mr. Broady's Issuer preferred stock, which is convertible into 406,981 shares of Issuer common stock and has super-voting rights entitling the holder to 3,255,915 votes on shareholder matters, and (2) a voting proxy on 1,150,000 shares of Mr. Broady's Issuer common stock. Once the final payment has been made to Mr. Broady, Mr. Zenger will be entitled to (1) maintain the proxy with respect to the Issuer common stock for an additional 6 months, and (2) acquire title to Mr. Broady's Issuer preferred shares.

Except as set forth in this Item 4, Mr. Broady does not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 on Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the Filing Date, Mr. Broady beneficially owns 1,875,784 shares of Common Stock of the Issuer. Mr. Broady's 1,875,784 shares include: (i) 242,403 shares held by Mr. Broady individually; (ii) 76,400 shares that Mr. Broady has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the Filing Date; (iii) 406,981 shares issuable on conversion of Mr. Broady's Issuer preferred stock that Mr. Broady is obligated to sell to Mr. Zenger (after granting a voting proxy) under the Agreement; and (iv) 1,150,000 shares for which Mr. Broady is obligated to grant a voting proxy to Mr. Zenger under the Agreement. Mr. Broady's 1,875,784 shares of Common Stock represent approximately 15.4% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. As of the Filing Date, Mr. Broady has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

The determination of percent beneficial ownership of Common Stock is based upon there being 11,688,888 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer. The denominator in the calculation also includes the total number of outstanding options held by the reporting person that are exercisable within 60 days of the Filing Date and securities exchangeable into Common Stock within 60 days of the Filing Date.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 4, Mr. Broady has entered into the Agreement and the Amendment. Pursuant to the terms of the Amendment, Mr. Broady has agreed to vote his Issuer preferred and Issuer common stock in favor of the proposed transaction at the upcoming Issuer shareholders meeting.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 99.2 Amendment to Share Purchase Agreement between Niklaus Zenger and George Broady, dated November 7, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date: November 14, 2001
                                               --------------------------------

                                          By:   /s/ George K. Broady
                                               --------------------------------

                                          Name: George K. Broady



Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
99.2           Amendment to Share Purchase Agreement between Niklaus Zenger and George Broady, dated November 7, 2001.